UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Intellia Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45826J105

(CUSIP Number)

Scott A. Brown
General Counsel and
Chief Administrative Officer
Novartis Institutes for BioMedical Research, Inc.
250 Massachusetts Avenue
Cambridge, MA 02139
(617) 871-8000

With a copy to:

G. Scott Lesmes
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, D.C. 20006
(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,277,073

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,277,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,277,073

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 42,387,435 shares of Common Stock, par value $0.0001 per share, outstanding as of February 28, 2018, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Issuer with the Securities and Exchange Commission on March 14, 2018.

CUSIP No. 45826J105

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 4,277,073

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 4,277,073

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,277,073

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on 42,387,435 shares of Common Stock, par value $0.0001 per share, outstanding as of February 28, 2018, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Issuer with the Securities and Exchange Commission on March 14, 2018.

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 11, 2016 and amended on December 14, 2017 (the “Schedule 13D”). The Item below amends the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a) As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NIBRI is a wholly-owned indirect subsidiary of Novartis.

Based on the 42,387,435 shares of the Issuer’s common stock outstanding as of February 28, 2018, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed by the Issuer with the Securities and Exchange Commission on March 14, 2018, the Common Stock held by the Reporting Persons constitutes 10.1% of the outstanding shares of Common Stock of the Issuer.

Novartis, as the parent company of NIBRI, may be deemed to beneficially own all of the shares of Common Stock held directly by NIBRI.”

Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(c) The information contained in Items 3 and 4 to this Schedule 13D is herein incorporated by reference.

Effective March 16, 2018, NIBRI received 147,170 shares in a pro rata distribution from Atlas Venture Fund IX, L.P., of which NIBRI is a limited partner.

Except as disclosed herein, none of (i) the Reporting Persons and (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I of this Schedule 13D, has effected any transaction in the Issuer’s Common Stock during the past 60 days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: March 23, 2018

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott A. Brown
	Name:	Scott A. Brown
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Jean-Baptiste Emery
	Name:	Jean-Baptiste Emery
	Title:	Authorized Signatory

By:	/s/ Felix Eichhorn
	Name:	Felix Eichhorn
	Title:	Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS INSTITUTES FOR BIOMEDICAL
RESEARCH, INC.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee; Head of Human Resources	Belgian

F. Michael (Mike) Ball	Member of the Executive Committee; CEO, Alcon	Member of the Executive Committee; CEO, Alcon	American

Elizabeth (Liz) Barrett	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	American

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

André Wyss	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Swiss

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Professor of Pediatrics, Pharmacology and Cancer Biology at the Duke University School of Medicine	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of	American

Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois at Chicago

Ton Buechner	Director	CEO and Chairman of the executive board of Akzo Nobel N.V., a multinational manufacturer of paints, performance coatings and specialty chemicals based in the Netherlands	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director

Director of Dunelm Group plc, a home furnishings retailer based in the U.K.; and a director and member of the supervisory board and audit committee of Corbion NV, a Netherlands-based company active in the field of food ingredients and biochemicals

British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV	American

Frans van Houten	Director	CEO and chairman of the executive committee and the board of management of Royal Philips, a focused health technology company	Dutch

Andreas von Planta, Ph.D.	Director	Partner at Lenz & Staehelin; Director of Helvetia Holding AG, a company providing life and non-life insurance and reinsurance products	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences

American

William T. Winters	Director	CEO and director of Standard Chartered, a banking and financial services company based in London	British, American

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Institutes for BioMedical Research, Inc. (“NIBR”) are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Institutes for BioMedical Research, Inc. and (ii) the business address of each director and executive officer for Novartis Institutes for BioMedical Research, Inc. is 250 Massachusetts Avenue Cambridge, MA 02139, USA.

Name	Relationship to Novartis Institutes for BioMedical Research, Inc.	Present Principal Occupation	Citizenship
James (Jay) Bradner, M.D.	Vice Chairman of the Board of Directors; President of NIBR	Member of the Novartis AG Executive Committee; President of NIBR; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Evan Beckman, M.D.	Vice President	Vice President, NIBR	American

Page Bouchard	Vice President	Vice President, NIBR	American

Karin Briner, Ph.D.	Vice President	Vice President, NIBR	Swiss

Scott Brown	Vice President and General Counsel; Chief Administrative Officer: Secretary	Vice President and General Counsel; Chief Administrative Officer: Secretary, NIBR	American

Fenella Chisholm	Vice President	Vice President, NIBR	British

Shaun Coughlin	Vice President	Vice President, NIBR	American

Ricardo Dolmetsch	Vice President	Vice President, NIBR	American, British, Colombian

Glenn Dranoff	Vice President	Vice President, NIBR	American

Jeffrey Engelman	Vice President	Vice President, NIBR	American

Remy Evard	Vice President and Chief Information Officer	Vice President and Chief Information Officer, NIBR	American

Don Ganem	Vice President	Vice President, NIBR	American

Cynthia Grosskreutz	Vice President	Vice President, NIBR	American

John Hastewell	Vice President	Vice President, NIBR	American

Christian Klee	Vice President	Vice President, NIBR	Swiss

Haripriya Mannan	Assistant Secretary; Compliance Officer	Assistant Secretary; Compliance Officer, NIBR	American

Rachel Morgan	Vice President	Vice President, NIBR	British

Lilli Petruzzelli	Vice President	Vice President, NIBR	American

Jeffrey Porter	Vice President	Vice President, NIBR	American

Prakash Raman	Vice President	Vice President, NIBR	American

Revathi Rammohan	Vice President and Chief Financial Officer; Treasurer	Vice President and Chief Financial Officer; Treasurer, NIBR	British

Jean Silveri	Vice President	Vice President, NIBR	American

Stephanie Sousa	Assistant Secretary	Assistant Secretary, NIBR	American

Ann Taylor	Vice President	Vice President, NIBR	American

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors, NIBR; Chairman of the Board of Directors; Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German

Thomas Kendris	Director	President, Novartis Corporation; US Country President, Novartis Pharmaceuticals; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer, Novartis AG; Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland	German